Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-XXXXX) and related Prospectus of Fidelity National Financial, Inc. for the registration of $450,000,000 principal amount of 4.5% Senior Notes due 2028 and to the incorporation by reference therein of our reports dated February 19, 2019, with respect to the consolidated financial statements and schedules of Fidelity National Financial, Inc., and the effectiveness of internal control over financial reporting of Fidelity National Financial, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Certified Public Accountants

Jacksonville, FL
May 3, 2019